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September 13, 2007

JPMorgan Trust I
245 Park Avenue
New York, New York 10167

Ladies and Gentlemen:

You have informed us that you intend to file a Rule 485(a) Post-Effective Amendment (the “Amendment”) to your Registration Statement under the Securities Act of 1933, as amended, with the Securities and Exchange Commission (the “Commission”) for the purpose of establishing the A, C, R, and Select Class Shares of the JPMorgan Dynamic Growth Fund, JPMorgan Dynamic Small Cap Core Fund, and the JPMorgan U.S. Large Cap Value Plus Fund (the “Funds”).

We have examined your Declaration of Trust as amended to date and, as on file in the office of the Secretary of The State of Delaware, the Certificate of Trust. We are familiar with the actions taken by your Trustees to authorize the issue and sale from time to time of your units of beneficial interest (“Shares”) at not less than the public offering price of such shares and have assumed that the Shares will be issued and sold in accordance with such action pursuant to an effective registration statement. We have also examined a copy of your By-laws and such other documents as we have deemed necessary for the purposes of this opinion.

Based on the foregoing, we are of the opinion that the Shares being registered have been duly authorized and when sold will be validly issued, fully paid and non-assessable.

We consent to this opinion accompanying the Amendment when filed with the Commission.

Very truly yours,

/s/ Ropes & Gray LLP
Ropes & Gray LLP